Atlan Media Inc.

Level 19, 1 O'Connell Street

NSW Sydney, 2000, Australia

August 10, 2016

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Atlan Media Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed June 27, 2016
File No. 333-211184

Dear Sir or Madam:

Summary Financial Information, page 5

Comment 1. Please update the summary financial tables to reflect the balances as of and for the period from April 1, 2016 (Inception) to June 30, 2016. Please also update financial information disclosed elsewhere in the prospectus as applicable.

Response 1. The Registration Statement has been updated accordingly.

Dilution, page 14

Comment 2. Please revise to present dilution based on net tangible book value per share as of June 30, 2016.

Response 2. The Registration Statement has been updated accordingly.

Unaudited Balance Sheet, page F-11

Comment 3. Please tell us your basis in GAAP for classifying deferred offering costs as a current asset.

Response 3. Deferred offering costs are accounted for according to Codification of Staff Accounting Bulletins Topic 5: Miscellaneous Accounting which states that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.

Unaudited Statement of Cash Flows, page F-13

Comment 4. We note that stock-based compensation for services previously presented in the audited statement of cash flows for the period from April 1, 2016 (Inception) to April 30, 2016 is included in proceeds from issuance of common stock in cash flows provided by financing activities. Since stock-based compensation is a non-cash charge, please revise to present stock-based compensation as an adjustment to reconcile net loss to net cash used in operating activities.

Response 4. The Registration Statement has been updated accordingly.

Comment 5. Please tell us how the decrease in prepaid expenses between April 30, 2016 and June 30, 2016 is reflected in the statement. If prepaid expenses at April 30, 2016 represent deferred offering costs, please explain to us why the increase in prepaid expenses at April 30, 2016 is classified as an adjustment to reconcile net loss to net cash provided by operating activities.

Response 5. The statement of cash flows in the June 30, 2016 financial statements includes adjustments to reconcile the net loss to net cash used in operating activities. These adjustments are derived from changes in the beginning balance sheet (April 1, 2016) compared to the ending balance sheet (June 30, 2016). These balance sheets did not include any prepaid expenses. Therefore, there is no adjustment for prepaid expenses in the statement of cash flows for the three months ended June 30, 2016 and the decrease in prepaid expense between April 30, 2016 and June 30, 2016 is not relevant.

Notes to Unaudited Financial Statements Note 2.

Summary of Significant Accounting Practices General

Comment 6. Please disclose the types of costs and expenses classified as cost of goods sold, selling and marketing expenses and general and administrative expenses.

Response 6. The Registration Statement has been updated accordingly.

Revenue recognition, page F-15

Comment 7. Please describe your advertising arrangements and disclose how revenue is recognized for each type of arrangement. In addition, please tell us the authoritative guidance that supports your recognition policy. Also, please tell us if such advertising revenues are part of multiple element arrangements and if so, provide us with an analysis of your revenue recognition policy for such arrangements. Finally, please tell us how you considered whether your advertising revenues should be recognized on a gross or net basis pursuant to ASC 605-45-45.

Response 7. The advertising arrangements are flexible, prepaid daily, weekly, or monthly campaigns which are governed by a generally acceptable set of terms (provided by the Internet Advertising Bureau (IAB) we include into an Insertion Order (also known as an “IO” - a one-page campaign specifications document signed by a representative of both parties; the Advertiser, and us the Network).

Revenue is recognized when all of the following criteria are met: there is persuasive evidence of an arrangement; the services have been rendered; the fee is fixed and determinable; and collectability is probable.

Advertising revenues are not part of multiple element arrangements.

We recognize advertising revenues on a gross basis pursuant to ASC 605-45-45 based on the following indicators:

We are responsible for fulfillment, including the acceptability of the services ordered or purchased by our customers.

We are obligated to compensate the service provider for work performed regardless of whether our customer accepts that work.

We establish the price with our customer for the service provided.

We have discretion to select the supplier that will provide the service ordered by our customer.

Sincerely,

ATLAN MEDIA, INC.

/s/ William Atlan

William Atlan

Chief Executive Officer